Contact

www.linkedin.com/in/
shahinlauritzen (LinkedIn)

Top Skills

Strategy
Business Strategy
Leadership

Languages

German (Full Professional)
French (Limited Working)
Danish (Native or Bilingual)
Swedish (Native or Bilingual)
Norwegian (Native or Bilingual)
English (Full Professional)

Peter Shahin Lauritzen

Technology and Defence
Copenhagen, Capital Region of Denmark, Denmark

Summary

Defence and Tech industry executive with solid lifetime of experience in international markets.

Experience

Bellevuebugt Defence ApS

Group CEO
May 2021 - Present (3 years 4 months)
Copenhagen, Capital Region, Denmark

BellevueBay is a Danish Defence Corporation. We leverage more than 30 years' experience from the Danish and international Defence Industry to help clients and partners deliver results in their core operating areas.

We represent major European ammunition and weapons systems manufacturers in the Nordics.

We provide Munitions-as-a-Service and are specialized in acquisition, production and trading of large caliber ammunition.

Our Group holds proprietary Danish DefenceTech assets.

As Group CEO, of Bellevue Bay, I also serve as CCO of our subsidiary DANAMMO.

Meet us at www.bellevuebugt.com and www.danammo.dk

DANAMMO

Chief Commercial Officer (CCO), Co-founder
July 2023 - Present (1 year 2 months)
Copenhagen, Capital Region, Denmark

DANAMMO is a Danish ammunition manufacturer and trading company. With its preferred strategic partnerships among European, US, and Danish Tier-1 Defence Corporations, DANAMMO represents a complementary strategic asset to the European Defence Infrastructure Cluster.

DANAMMO will establish a full-scale Danish production of key ammunition types in Elling, near Frederikshavn leveraging next-generation production capabilities and capacity of Danish industry in the defence and civilian sectors. DANAMMO will deliver a complete Danish solution on Danish defence ammunition requirements, including production, financing, storage and distribution

www.danammo.dk

DANAMMO is a member of Danish Defence Industry Association

Holodia
8 years

Chairman, Co-founder
January 2020 - Present (4 years 8 months)
Delaware, United States

Holodia pioneered immersive and interactive fitness with its gamified workout platform, HOLOFIT.

HOLOFIT Technology is patented in the US and European markets and has usability across several industries that require deep-tech assets, as an example in Defence Dual-Use Technology.

Stealth-mode
September 2016 - December 2019 (3 years 4 months)

UDU
Board Member, Investor
May 2021 - February 2022 (10 months)
Copenhagen Metropolitan Area

GameGolf Inc.
Investor
October 2019 - April 2021 (1 year 7 months)
Delaware, United States

Game Golf pioneered golf's GPS shot tracking category with the first-ever wearable device to automatically track a golfer's on-course performance.

Acquired by Inpixon (Nasdaq: INPX), the Indoor Intelligence™ company, 2021.

International Fund for Agricultural Development (IFAD)
CFO and Chief Controller - UN Assistant Secretary-General
December 2015 - December 2016 (1 year 1 month)
Rome Area, Italy

As a United Nations Assistant Secretary General, I was Recruited to help deliver IFAD's organizational transformation to scale up results and re-organize the Organization and the Financial Operations Department. Focus was on growth strategy and financial business process re-engineering to support lending growth targets. Annual Revenues 2015: 1 Bn, Assets under direct management USD 7 Bn.

Council of Europe
Director for Finance, Group CFO
September 2013 - October 2015 (2 years 2 months)
Strasbourg Area, France

Recruited to help drive growth at the European Agency for Control of Medicines, a public production company developing and delivering pharmaceutical substances to the EU market. Assignment included development of growth and performance strategy. Managed team of 3 direct/70 indirect reports. EDQM turnover EUR 10 mil. Annual investment budget of above EUR 400 mil.

My World Tech Ltd
Investor, Board Member and Advisor to Founding team
March 2014 - March 2015 (1 year 1 month)

MyWorldTaxi tech start-up, taxi-service app with pivot to travel industry.

Advised and facilitated a Technology-sale exit, early stage.

Organization for Security and Co-operation in Europe, OSCE
Director for Management and Finance, CFO
May 2010 - August 2013 (3 years 4 months)
Vienna

Selected to improve management of public funds in the face of increased budget pressure from member states and help reduce cost structures following a decade of rapid organizational growth. Identified several issues and led core activities to improve financial performance of organization.

Skandia Consulting Group
Managing Partner, Founder
June 2008 - May 2010 (2 years)

Belgrade | Copenhagen

Selected as Managing Partner to lead management consulting projects primarily in the energy & defence sector. P&L responsible for a small-size consulting firm. Delivered Partner-level lead in a range of strategy and strategy execution projects.

European Commission
5 years 9 months

Director for Finance & Administration, Group CFO
January 2004 - September 2008 (4 years 9 months)

Chief of Staff, Director
January 2003 - December 2003 (1 year)

Bluecom A/S
Business Development Manager
January 2002 - December 2002 (1 year)
Copenhagen Area, Denmark

United Nations Mission in Kosovo
Special Assistant/Head of Executive Office, UN SRSG (Fmr. Sec. Def., Denmark H.E. Hans Hækkerup)
January 2001 - December 2001 (1 year)

Danish Ministry of Defence
Aide-de-Camp to the Minister of Defence Hans Hækkerup
May 1999 - December 2000 (1 year 8 months)
Copenhagen Area, Denmark

Royal Hussar Guards
Officer Commanding at Army Reconnaissance and Armored Units
May 1991 - May 1999 (8 years 1 month)

Commanding Officer 5th Armoured Reconnaissance Squadron, Hussars Regiment

Education

INSEAD
Executive Board Programme, International board governance, business value creation, board communication · (April 2022 - May 2022)

IEDC - Bled School of Management

MBA, Strategy and Finance · (2007 - 2008)

Harvard Kennedy School

Finance strategy, financial planning and services, financial analytics, management reporting, revenu · (2010 - 2010)

Cranfield University

Diploma, Crisis Management · (2006 - 2006)

Royal Danish Military Academy

Military Science, Operations · (1994 - 1996)